UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 1
THE SECURITIES EXCHANGE ACT OF 1934

Catalyst Lighting Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

14887 U 201

 (CUSIP Number)

Timothy J. Keating
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0131

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

KIG Investors I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 0 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

 SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Keating Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 1,796,350 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,796,350 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,796,350 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 41.48%

14.	Type of Reporting Person (See Instructions) OO

(1) Represents 1,796,350 shares that are owned directly by Keating Investments, LLC.

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Timothy J. Keating

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 1,796,350 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,796,350 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,796,350 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 41.48%

14.	Type of Reporting Person (See Instructions) IN

(2) Represents 1,796,350 shares that are owned by Keating Investments, LLC of which Timothy J. Keating is the manager.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2008 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D is being filed solely to disclose the information set forth in Items 2, 3, 4 and 5 hereto.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Catalyst Lighting Group, Inc., a Delaware corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background

This Schedule 13D is being filed by KIG Investors I, LLC, a Delaware limited liability company (“KIG Investors”), Keating Investments, LLC, a Delaware limited liability company (“Keating Investments”) and Mr. Timothy J. Keating, a citizen of the United States (together, the “Reporting Persons”). KIG Investors’ principal business is making and managing investments in public companies and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111, which business has been ceased in connection with its liquidation and dissolution approved December 29, 2008.  Keating Investments’ principal business is providing investment advisory services and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Timothy J. Keating currently serves as the manager of KIG Investors and as the President and manager of Keating Investments and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As part of KIG Investors’ liquidation and dissolution, on January 9, 2009, KIG Investors distributed all 2,562,015 shares of the Issuer’s common stock held by it to its members pro rata based on their respective membership interests in KIG Investors.  These shares of the Issuer’s common stock were acquired by KIG Investors on or about September 26, 2007, as a result of the conversion of certain of the Issuer’s preferred shares that were acquired by KIG Investors on or about September 12, 2007.  Keating Investments acquired its membership interests in KIG Investors for a capital contribution of $110,000 on or about September 9, 2007.  As a member of KIG Investors, on January 9, 2009, Keating Investments received 1,761,385 shares of the Issuers’ common stock in the liquidation and dissolution of KIG Investors.

Item 4. Purpose of Transaction

The Reporting Persons are holding the Issuer’s Common Shares for investment purposes only.   Except as otherwise described in this Schedule 13D, the Reporting Persons are not a member of a group relating to the Issuer..

Item 5.  Interest in Securities of the Issuer

This filing is being made as a result of the distribution of the Issuer’s shares of common stock held by KIG Investors to the members of KIG Investors as part of KIG Investors’ liquidation and dissolution approved December 29, 2008.  As part of KIG Investors’ liquidation and dissolution, on January 9, 2009, KIG Investors distributed all 2,562,015 shares of the Issuer’s common stock held by it to its members pro rata based on their respective membership interests in KIG Investors.  Accordingly, as a member of KIG Investors, on January 9, 2009, Keating Investments received 1,761,385 shares of the Company’s common stock in the liquidation and dissolution of KIG Investors.

Pursuant to Rule  13d-3(a),  at the close of business on January 9, 2009, KIG Investors no longer beneficially owned any shares of the Issuer’s common stock.

Pursuant to Rule  13d-3(a),  at the close of business on January 9, 2009, Keating Investments may be deemed the direct beneficial owner of  1,796,350 shares of the Common Stock, which  constitutes  41.48% of the Issuer’s outstanding shares.  Keating Investments, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Pursuant to Rule  13d-3(a),  at the close of business on January 9, 2009, Timothy J. Keating may be deemed to be the  indirect beneficial  owner of  1,796,350 shares of the Common Stock, which  constitutes  41.48%  of  the  Issuer’s outstanding shares.  Timothy J. Keating, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Transactions effected in the last 60 days:  Except as provided in this Schedule 13D, there are none.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons as of the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

KIG INVESTORS I, LLC

By:	/s/ Timothy J. Keating
Title: Manager

KEATING INVESTMENTS, LLC

By:	/s/ Timothy J. Keating
Title: Manager

/s/ Timothy J. Keating
Timothy J. Keating

Exhibit A

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Catalyst Lighting Group, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: January 12, 2009

KIG INVESTORS I, LLC

By:	/s/ Timothy J. Keating
Title: Manager

KEATING INVESTMENTS, LLC

By:	/s/ Timothy J. Keating
Title: Manager

/s/ Timothy J. Keating
Timothy J. Keating